

April 12, 2012

Via E-mail
Enzo Taddei
Chief Financial Officer
Global Equity International, Inc.
23 Frond "K" Palm Jumeirah
Dubai, UAE

**Re:     Global Equity International, Inc.
          Amendment No. 3 to Form 10-12G
          Filed March 22, 2012
          File No. 000-54557
          Form 10-K for Fiscal Year Ended
          December 31, 2011
          Filed March 30, 2012
          File No. 000-54557**

Dear Mr. Taddei:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.     We referred your response letter dated March 21, 2012 to the staff of the Division of Investment Management (the "IM Staff").  The IM Staff appreciates the additional analysis you provided with respect to the question of whether the company may be an "investment company" for purposes of the Investment Company Act of 1940.  The IM Staff cannot, however, make a definitive determination that the company is not an investment company based on the information provided to date.  In particular, the IM Staff believes that the company's asset composition will closely resemble that of a pooled investment vehicle, and the value of the company's shares will depend crucially on the company's ability to select clients whose share prices perform well over time.  Under these circumstances, it seems that reasonable investors may believe that an investment in the company is akin to an investment in a pooled investment vehicle and will be subject

to the same or similar advantages and risks. As such, we suggest that you include an appropriate regulatory risk factor in your Form 10 and in future public filings.

2.      In response to the IM Staff's request that you provide a detailed analysis as to whether the company is subject to regulation as an investment adviser under the Investment Advisers Act of 1940 (the "IAA"), your letter of March 21, 2012 recites the statutory definition of "investment adviser" and asserts that the company does not meet this definition. Again, a more detailed and fact-based analysis would be required in order to allow the IM Staff to determine that the company is not subject to regulation under the IAA. For example, it would seem that the company's corporate restructuring and management buy-out services may include advising others as to the value of securities or as to the advisability of investing in, purchasing, or selling securities. As such, we urge you to include an appropriate regulatory risk factor in your Form 10 and in future public filings.

Background, page 1

3.      We note your disclosure on page 1 that you have offices in the United States, Dubai, London and Marbella (Spain). We also note your response to comment 7 of our letter dated March 1, 2012 that you no longer use Mr. Baldassarre's home as a U.S. office. Please revise to clarify if you have a U.S. office and disclose its location.

New Business Transacted in 2011, page 4

4.      We note your response to comment 5 of our letter dated March 1, 2012 and we reissue our prior comment in part. Please revise to clarify whether shell companies are part of your strategy.

5.      We note your disclosure regarding your gross revenues for the period ended September 30, 2011. Please balance this disclosure on page 4 and elsewhere as appropriate by quantifying your net loss for the year ended December 31, 2011 and including a description of your business expenses for the period, including quantifying the commissions you paid in connection with this revenue. In this regard, we note that you generated $56,531 in revenues from Arrow Cars SL, but appear to have paid $71,275 to Oscar Alario, who introduced you to Arrow Cars SL, and $50,000 in stock to Pilar Tardon for introducing you to Arrow Cars SL.

Our Business in 2012, page 6

6.      We note your response to comment 6 of our letter dated March 1, 2012. Please revise your disclosure throughout the document to provide a break-down of the estimated expenses that make up the monthly cash burn rate. Please also revise your disclosure on pages 8, 10 and 16 to clarify that the estimated monthly cash burn rate of $15,000 does not include the $33,333 you are accruing for salaries for your management team. Finally,

please clarify what you mean by "revenues sufficient to cover" the accrued salaries, including qualifying how much monthly revenue you would require before paying any of the accrued salaries.

Employees; Identification of a Significant Employee, page 8

7. We note your Form 8-K filed March 20, 2012 and your response to comment 7 of our letter dated March 1, 2012 in which you indicate that Mr. Baldassarre resigned from his position as Secretary. We also note the complaint naming Mr. Baldassarre filed December 7, 2011 in the United States District Court for the Eastern District of New York alleging market manipulation, including violations of Section 17(a) of the Securities Act and Section 10(b) of the Exchange Act and Rule 10b-5. Please tell us whether you considered disclosing such information and whether Mr. Baldassarre is involved in the Company in any capacity.

Item 2. Financial Information, page 12

Liquidity and Capital Reserves, page 15

8. We note your disclosure that you have recently signed contracts with three new clients that are valued at $767,000 in cash fees between 2011 and 2012. Please revise to break down the cash fee amount due from each contract and state how much of these fees have been received. In addition, please balance this disclosure with corresponding description of the costs associated with these contracts, including commissions to be paid or that have been paid by you in connection with each new client.

Future Plans, page 16

9. We note your response to comment 9 of our letter dated March 1, 2012 in which you have revised your disclosure on pages 7 and 16 to indicate that you expect the contracts with the three new clients will each provide you with an additional $10,000 to $20,000 per month in revenues. We also continue to note that you cannot guarantee that you will receive any revenues from new clients. As you do not have any written agreements, there does not appear to be a reasonable basis for the expectation of an additional $10,000 to $20,000 in revenues per month per new client. Please remove the statement or advise. In addition, please provide details of your specific plan of operations, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding.

Item 6. Executive Compensation, page 22

10. We note your response to comment 10 of our letter dated March 1, 2012. We reissue our prior comment, in part. Please revise to provide narrative disclosure to your Summary

Compensation Table. For example purposes only, please revise your disclosure to discuss Mr. Smith's salary increase from 2010 to 2011, including how the increase was determined. Please refer to Item 402(o) of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, page 27

11.    We reissue comment 13 of our letter dated January 12, 2012, in part. Please revise your disclosure to provide more details as to the services rendered to the Company by Ms. Tardon valued at $50,000. To the extent that these shares were issued as a commission for introducing you to Arrow Cars SL, please also revise your disclosure on page 14 regarding the commissions paid to various individuals. In this regard, you should disclose every commission you have paid whether in cash or stock, identify each individual and quantify each commission paid.

Form 10-K for the year ended December 31, 2011

12.    We note your reference on page 3 to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. It is not clear that you are able to rely upon such safe harbors. These sections apply to an issuer that is subject to the reporting requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 and exclude from the protections of the safe harbor companies that issue penny stock. Please revise your disclosure regarding forward looking statements accordingly.

Item 9A. Controls and Procedures, page 25

Management's Report on Internal Control over Financial Reporting, page 26

13.    Please tell us how your current disclosure complies with the requirements of Item 308(a)(2) and (3) of Regulation S-K. It appears that you have included a conclusion of the effectiveness of disclosure controls and procedures in accordance with Item 307 of Regulation S-K, and not a conclusion for internal control over financial reporting. Further, it is not clear the framework used by management to evaluate the effectiveness of your internal control over financial reporting. Please advise.

Item 15. Exhibits, Financial Statement Schedules

(a) (1) Financial Statements

Notes to Consolidated Financial Statements

Marketable Securities

(A) Classification of Securities

Cost Method Investments, page F-9

14.	In justifying your exemption to estimating the fair value and related impairment of your cost method impairment, you refer to a non-existing ASC Topic.  Please tell us the accounting literature relied upon for your exemption of fair valuing such asset.  Further, please tell us how you considered ASC 325-20-35-1A in evaluating your investment for impairment at the balance sheet date.

Fair Value of Financial Assets and Liabilities

15.	Given that you indicate that your marketable securities are designated as held-for-sale at December 31, 2011, please tell us how you valued the securities and how you have determined that these assets should be fair valued on a non-recurring basis. Further, it is unclear how you determined that your cost method investment was determined to be a Level 3 asset in the fair value hierarchy.  Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at 202-551-3573 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters.  With respect to questions relating to our comments regarding the Investment Company Act, please contact Kyle Ahlgren in the Division of Investment Management at 202-551-6857.  Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc:     David E. Wise, Esq.
        Via E-mail